Exhibit 7.      Statement regarding ratio of earnings to fixed charges.

The following table sets forth UBS AG’s ratio of earnings to fixed charges, for the periods indicated.

	For the year ended

	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97

IAS (1)

Pre-tax earnings from continuing operations (2)	6,353	10,109	7,709	3,560	(851)

Add: Fixed Charges	45,090	44,251	30,246	32,958	17,273

Pre-tax earnings before fixed charges	51,443	54,360	37,955	36,518	16,422

Fixed charges:

Interest	44,236	43,615	29,695	32,424	16,733

Other (3)	854	636	551	534	540

Total Fixed charges	45,090	44,251	30,246	32,958	17,273

Ratio of earnings to fixed charges (4)	1.14	1.23	1.25	1.11	0.95

US GAAP (1)

Pre-tax earnings from continuing operations (2)	4,598	6,617	4,216	(5,319)

Add: Fixed charges	45,032	44,220	30,211	26,307

Pre-tax earnings before fixed charges	49,630	50,837	34,427	20,988

Fixed charges:

Interest	44,178	43,584	29,660	25,773

Other (3)	854	636	551	534

Total Fixed charges	45,032	44,220	30,211	26,307

Ratio of earnings to fixed charges (5)	1.10	1.15	1.14	0.80

(1)	The ratio is provided using both IAS and US GAAP values, as the ratio is materially different between the two accounting standards. No US GAAP information is provided for the year ended 31 December 1997 as a GAAP reconciliation was not required for that period.

(2)	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.

(3)	Other fixed charges is the interest component of rental expense.

(4)	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1997 was CHF 851 million.

(5)	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 was CHF 5,319 million.